

Mail Stop 7010

September 4, 2008

via U.S. mail and facsimile

Scott Harrison, CFO
CPG International Inc.
801 Corey Street
Scranton, Pennsylvania 18505

>   **RE: CPG International Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>   **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and**
>   **June 30, 2008**
>   **File No. 333-134089-08**

Dear Mr. Harrison:

        We have reviewed your response letter dated August 21, 2008, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, page 29

1. We note your draft disclosure in your response to comment 3 in our letter dated August 7, 2008. In future filings, please revise your disclosure for testing goodwill and other intangible assets for impairment to separately disclose the methods used to test (a) goodwill; (b) amortizable other intangible assets; and (c) non-amortizable other intangible assets. Testing of goodwill for impairment involves a two step process that involves estimating the fair value of the associated reporting unit for the initial step. Refer to paragraphs 18-22 of SFAS 142 for guidance. Testing non-amortizable other intangible assets involves a comparison of the fair value of the

intangible asset with its carrying amount. Refer to paragraph 17 of SFAS 142. Finally, testing amortizable other intangible assets for impairment falls within the scope of SFAS 144. Please provide us with the revised draft disclosure you intend to include in future filings.

2. We note your draft disclosure and your response to comment 3 in our letter dated August 7, 2008. In future filings, please revise your draft disclosure for testing goodwill for impairment to also provide a sensitivity analysis of the assumptions used in the discounted cash flow analysis for each of your reporting units. If correct, please also disclose that the estimated fair value materially exceeds the carrying value of your reporting units. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the revised draft disclosure you intend to include in future filings.

1. Significant Accounting Policies, page F-8

General

3. We note your response to comment 6 in our letter dated August 7, 2008. It appears that you either believe the Class B Unit plan offered by Holdings to your employees is not within the scope of SFAS 123R or that the plan is within the scope of SFAS 123R but is considered a non-compensatory plan. Either way, it appears that you arrived at this determination because the right to purchase the Class B Units is at its fair market value and further the right is not granted as a reward for past or present performance. Based on your description of the plan in your response letter and the guidance in SFAS 123R, it is unclear to us how you arrived at your conclusion. Specifically, we note:

- Paragraph 11 of SFAS 123R provides guidance that appears to be applicable to the Class B Unit plan.
- You state that the Class B Units purchased by your employees are subject to repurchase by Holdings upon termination at differing rates depending on the lapsed period of service. This feature appears to be a vesting schedule based on employee service to CPG and/or Holdings.
- If you consider the Class B Unit Plan to be an employee share purchase plan, it appears as though this plan does not qualify as non-compensatory, as it does not appear to meet the requirements in paragraphs 12.a. and 12.b. of SFAS 123R.
- Compensation costs for plans that are classified as equity are not based on the intrinsic value but rather fair value, as described in paragraphs 11-63 of SFAS 123R. Refer to paragraph 10 of SFAS 123R for further guidance.

Based on the above, please reassess your conclusion that this Plan does not constitute a stock compensation plan for the Company.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief